Velox Clearing LLC

Statement of Financial Condition
With Report of Independent Registered Public Accounting
Firm

December 31, 2021

Filed as public information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70017

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021**   AND ENDING **12/31/2021**

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Velox Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2400 E. Katella Ave., Suite 725

(No. and Street)

Anaheim   **CA**   **92806**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amir Montasser   *amontasser@velox-global.com*

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP

(Name – if individual, state last, first, and middle name)

12657 Alcosta Blvd. Suite 500   **San Ramon**   **CA**   **94583**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Gaelin Monkman-Kotz_ _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Velox Clearing LLC_ _____ , as of _12/31_ _____ , 2_021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached

Notary Public

Signature: _____

Title: _CO - CEO_

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Orange_

Subscribed and sworn to (or affirmed) before me on this _1st_ day of _March_, 20_22_, by _Gadin Michach Monkman - Kotz_, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



J. SHANEYFELT
Notary Public - California
Orange County
Commission # 2363854
My Comm. Expires Jul 2, 2025

(Seal)   Signature_____



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly-owned subsidiary of Velox Holdings Inc., as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino^LLP
Woodland Hills, California

We have served as the Company's auditor since 2018.

February 28, 2022



An independent firm
associated with Moore
Global Network Limited

Velox Clearing LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	4,783,403
Cash segregated under federal regulations		6,104,269
Receivable from customers and correspondents		14,371,425
Receivable from clearing organizations		11,270,639
Receivable from broker-dealers		4,699,736
Receivable from affiliates		542,167
Restricted cash		400,000
Right-of-use lease asset		703,613
Property and equipment, net		432,662
Other assets		352,941
TOTAL ASSETS	$	43,660,855

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	729,734
Payable to customers and correspondents		21,237,144
Payable to broker-dealers		519,260
Payable to clearing organization		78,700
Payable to affiliates		124,715
Operating lease liability		1,009,618
TOTAL LIABILITIES		23,699,171

MEMBER'S EQUITY

Member's contributions	31,483,200
Accumulated deficit	(11,521,516)
TOTAL MEMBER'S EQUITY	19,961,684

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	43,660,855

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017 in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), and the New York Stock Exchange ("NYSE").

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Restricted cash

Restricted cash represents cash held for the Company's letter of credit on its office lease agreement (See Note 3).

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists.

The Company allows clients and their customers to enter into securities transactions on a cash or margin basis. Credit extended for margin accounts are subject to regulatory and internal requirements. The Company monitors margin levels and will require additional deposits or

Note 2. Summary of Significant Accounting Policies – (continued)

<u>Concentration of credit risk - continued</u>

reduction of positions if necessary.   In addition, the Company performs various services for its clients. The Company monitors the related receivables for collectability.

<u>Receivables from and payables to broker-dealers and clearing organizations</u>

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

<u>Receivable from and payable to customers</u>

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

<u>Receivable from and payable to correspondents</u>

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

<u>Property and equipment</u>

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

<u>Other assets</u>

Other assets are comprised of receivables generated in the normal course of business, such as interest receivables, prepaid expenses, and a security lease deposit.

Note 2. Summary of Significant Accounting Policies – (continued)

Leases

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, right-of-use ("ROU") assets represent the Company's right to use the underlying asset for the term of the lease, and the operating lease liability represents an obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date of the underlying lease arrangement to determine the present value of lease payments. The ROU asset is determined based on the lease liability initially established and reduced for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company's lease agreements generally do not contain any material variable lease payments, residual value guarantees or restrictive covenants.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed for the carry-forward of the Company's historical lease classification and assessment on whether a contract is or contains a lease. The Company elected to not apply the new standard's recognition requirements to leases with an initial term of 12 months or less and instead elected to recognize lease payments in the statement of operations on a straight-line basis over the lease term.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while expense for financing leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition. The Company accounts for lease components and non-lease components as a single lease component.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

Accordingly, no provision for income taxes besides the $12,800 minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2021, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Note 3: Letter of Credit

On December 31, 2021, the Company had a letter of credit in the favor of its office landlord. The letter of credit is in the amount of $400,000 and expires at the end of the related lease term in July 2024.

Note 4. Property and Equipment, Net

Property and equipment consist of the following at December 31, 2021:

Computer equipment	$ 54,139
Furniture and fixtures	101,677
Office equipment	7,354
Leasehold improvements	668,480
Internally developed software	31,544
	863,194
Less accumulated depreciation and amortization	(430,530)
	$ 432,662

Total depreciation and amortization expense for the year ended December 31, 2021 was $159,472 of which $17,887 was charged back to other affiliates of the Company through an expense sharing agreement (See Note 7).

Note 5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. On December 31, 2021, the Company's net capital was $18,072,948, which exceeded the minimum net capital requirement of $1,500,000 by $16,572,948.

Note 6: Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the Securities and Exchange Commission.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase

Note 6: Trading Activities and Related Risks – (continued)

or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 7. Related Party Transactions

The Company entered into a technology service agreement with an affiliate Velox Technologies in March 2020. The agreement was subsequently amended in October 2020. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. On December 31, 2021, amounts due to Velox Technologies totaled $15,427.

In 2019, the Company entered into an expense sharing agreements with two affiliates of the Parent, VeloxTechnologies and Zinvest Financial Service LLC. Both affiliates are sharing the office space and certain office equipment with the Company. On December 31, 2021, the Company was due $254,800 from Zinvest Financial Service LLC.

On September 30, 2020, the Company entered into a line of credit agreement with the Parent for $8,000,000. The Loan had a maturity date of December 31, 2021, was renewed through December 30, 2022, and bears an interest rate of Federal Funds plus two percent. As of December 31, 2021, the Company had no borrowings outstanding under this facility.

Note 8. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2021.

Note 9. Commitments and Contingencies

<u>Contingencies</u>

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. In the normal course of business, the Company is subject to certain pending and threatened legal actions. On December 27, 2021, a case was filed by former employees of the Company alleging that the Company did not uphold its employment obligations. The outcome can not be determined or estimated as of February 28, 2022. Management believes that the Company has no other pending litigation as of December 31, 2021, that was not sufficiently accrued for.

<u>Commitments</u>

The Company entered into a 4-year service agreement with FIS Phase 3 ("Phase 3"). The service agreement is effective January 2019 through December 2022. The agreement calls for the Company to pay a minimum fee of $900,000 for the remaining term of the contract, plus professional services, pricing charges, and volume-based fees.

<u>Guarantee</u>

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2021, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

Note 10. Leases

The Company leases office space in Anaheim, California under a non-cancelable operating lease, which expires on August 31, 2024. Amounts reported in the statement of financial condition as of December 31, 2021, related to the operating lease include a right-of-use lease asset of $703,613 and a lease liability of $1,009,618. Lease costs for the year-ended December 31, 2021, was $245,645, which includes $138,104 of rent expense and $107,541 of leasehold improvement depreciation.

Note 10. Leases - continued

The Company's future minimum annual lease payments are as follows:

Year Ending December 31:		
2022	$	383,256
2023		395,024
2024		270,214
		1,048,494
Less: present value discount		(38,876)
Operating lease liability	$	1,009,618

Note 11. Note Payable – Paycheck Protection Program

In April 2020, the Company received loan proceeds in the amount of $495,700 from a promissory note issued by BMO Harris Bank National Association, under the Paycheck Protection Program ("PPP"). The Company initially recorded a note payable and subsequently recorded forgiveness when the loan obligation was legally released. The Company recognized $501,866 of loan forgiveness income for the year ended December 31, 2021, including interest of $6,166.

Note 12. Risks and Uncertainties - COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of businesses and shelter in place orders. In response, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which includes significant provisions to provide relief and assistance to affected organizations. Management considered the consequences of COVID-19 and other events and conditions, and it determined that they did not create a material impact on its operations in fiscal year 2021. While the disruption is currently expected to be temporary, COVID-19 is not expected to have a significant impact on the entity. Additionally, management has determined that there is no material uncertainty that casts doubt on the entity's ability to continue as a going concern.

Note 13. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred through February 18, 2022, the date the financial statements were available to be issued and determined that no subsequent events occurred that require recognition or additional disclosure in the financial statements